

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2010

Richard S. Kahlbaugh
President and Chief Executive Officer
Fortegra Financial Corporation
100 West Bay Street
Jacksonville, FL 32202

> **Re: Fortegra Financial Corporation**
> **Registration Statement on Form S-1**
> **Filed September 23, 2010**
> **File No. 333-169550**

Dear Mr. Kahlbaugh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

3. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

4. We note the disclosure of the NYSE proposed trading symbol. Please tell us the status of your listing application.

Prospectus Summary, page 1

5. Please revise your disclosure to identify the source for the following statement:

> "Our Wholesale Brokerage segment, marketed under our Bliss & Glennon brand, is one of the largest wholesale insurance brokers in California and ranked in the top 20 in the United States in 2009 by premium volume."

6. The summary should provide a balanced presentation of the information presented in of your company and operations. As currently written, your summary placed more emphasis on your strengths and strategy than on the weaknesses and risks. Please revise your summary to balance the discussion of your strengths and key attributes with an equally prominent discussion of your weaknesses and/or risks. The discussion should contain the same level of detail as the discussion of your strengths and attributes. Additionally, balance the discussion of your growth strategy with an equally prominent discussion of difficulties you may experience in implementing this strategy. The discussion should contain the same level of detail as the discussion of your growth strategy.

Risk Factors, page 14

7. It is not appropriate to warn shareholders about risks that are not described in the prospectus. Please delete the statement relating to risks that you do not know about or you believe to be immaterial.

"As a holding company, we depend on the ability of our subsidiaries to transfer funds to pay dividends and meet our obligations." page 20

8. Please explain how your revolving credit facility restricts one of your subsidiary's ability to pay dividends. Is the restriction based on a ratio, profitability or some other measure?

"Our success is dependent upon the retention and acquisition of talented people…," page 21

9. Please expand your disclosure to identify the personnel you consider to be key and disclose whether or not you carry key man insurance.

"Our financial results may be materially and adversely affected by the occurrence of catastrophes…," page 27

10. We note your disclosure that the company's profit commissions may be affected by the occurrence and severity of catastrophes including natural disasters. Please consider

including a discussion of risks related to the potential intensifying effects climate change may have on such events. Alternatively, tell us why you have determined that such disclosure is not necessary.

"We are subject to risks related to our profit commission arrangements and other compensation arrangements." page 28

11. Please describe the nature of the investigations.

"Our indebtedness may limit our financial and operating activities…," page 33

12. Please quantify your annual debt service requirements.

"Increases in interest rates could increase interest payable…," page 33

13. Please quantify the amount of your debt that is subject variable interest rates.

"Our assets have been pledged to secure some of our existing indebtedness." page 34

14. Please disclose the nature and value of the assets securing your existing indebtedness.

Unaudited Pro Forma Financial Information, page 44

15. Please explain how hiring and subsequent termination of insurance brokers, described in adjustment (1), was directly attributable to the acquisition of Bliss and Glennon and thus was appropriate as an adjustment in your pro forma presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Consolidated Statements of Income, page 56

16. Your disclosure does not explain the underlying changes in earned premiums, incurred claims and commissions that comprise the caption, net underwriting revenue. Please revise to provide this analysis. Also, discuss the impact of known trends and uncertainties, related to these insurance activities.

17. Your analysis does not explain the aggregate impact of ceded reinsurance activities on your results of operations or the underlying factors governing your ceded reinsurance activities that caused the changes in ceded premiums and losses and LAE. For example, you do not discuss changes in ceded reinsurance activities, as disclosed in Note 5, which reduced underwriting revenue by $144.3 million in 2009 and $156.6 million in 2008 or changes in the relationship between commission expense and ceding commission revenue. Please revise to provide this analysis for each period presented. Also, discuss

how your reinsurance ceded activities were affected by changes made to your reinsurance programs and amount of underwriting risk retained for each period presented and the expected impact of reinsurance strategy changes on your future financial position, results of operations and cash flows.

Critical Accounting Policies

General

18. Your disclosure of critical accounting policies should provide investors with an understanding of the uncertainties in applying critical accounting estimates and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements, particularly as reflected in your revenue recognition, unpaid claims and reinsurance accounting processes. Your existing disclosure does not appear to provide this information. Please revise accordingly. Refer to the Commission's Interpretative MD&A Guidance Release No. 33-8350 dated December 29, 2003.

Unpaid Claims, page 70

19. Your disclosure regarding estimation of the unpaid claims reserve does not explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. This disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine this estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in revising your disclosure to provide the following information.

a. Describe the methods used to determine your reserve for unpaid claims, including the IBNR reserve. Discuss and quantify the impact of changes in method for each period presented.

b. The 2009 and 2008 reserve releases of $620,000 and $2.3 million, respectively, appear to indicate that you revised prior year estimates of unpaid claims. Expand your disclosure to explain more specifically the reasons for material changes in estimates for each period presented.

1. Describe and quantify the nature and extent of new events that occurred or additional experience/information obtained since the last reporting date that led to the change in estimates.
2. Ensure your disclosure justifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

     c. Describe and quantify the key assumptions that materially affect the reserve for unpaid claims. In addition disclose the following:

        1. For each of your key assumptions, quantify the impact of the change in assumption for each period presented and explain what caused you to change it from the assumption used in the immediately preceding period.

        2. Describe and quantify the key assumptions as of December 31, 2009, premised on expected future loss development that is inconsistent with historical loss reserve development patterns. Explain why these assumptions are now appropriate given the inconsistency identified.

     d. In order to show investors the potential variability in your loss reserve estimate at December 31, 2009, quantify preferably in a tabular format the impact that reasonably likely changes in key assumptions may have on your future operating results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Service and Administrative Fees, page 71

20. Please describe the methods and assumptions used to determine revenue recognized for your administration of insurance and debt cancellation programs, which you state is recognized on a basis consistent with the earnings pattern of the underlying insurance policies and contracts. Describe the contractual terms that align your revenue recognition patterns with those of your customers, including any provisions for adjustment of prior period assumptions. Quantify the impact of these assumption changes on your operating results for each period presented. Also, describe the terms governing your retrospective commission arrangements with producers.

21. You disclose that you enter into fixed-term and fixed-price contracts with BPO clients for terms of one to three years. You also disclose that if you fail to estimate accurately future wage inflation or productivity benefits, it could have a material effect on your results of operations and financial condition. Please disclose your accounting policy for when you recognize losses on fixed-term and fixed-price contracts. Please also disclose the amount of losses, if any, recognized on fixed-term and fixed-price contracts.

Wholesale Brokerage Commissions and Fees, page 71

22. Please describe how you determine the portion of commission income derived from profit agreements with insurance carriers. Quantify these amounts for each period presented

Ceding Commissions, page 71

23. Please describe how you determine the experience adjustments for the portion of ceding commissions based on underwriting profits of the ceded credit insurance. Quantify these experience adjustments for each period presented.

Liquidity and Capital Resources, page 74

24. Please expand your disclosure to include an estimate of the debt to remain outstanding after the application of proceeds of the offering to your current debt.

Cash Flows, page 84

25. Your cash flows from operating activities decreased from $5.1 million for the six months ended June 30, 2009 to $2.3 million for the six months ended June 30, 2010 despite an increase in net income from $3.9 million in 2009 to $7.2 million in 2010. You disclose on page 84 that your cash provided by operations was due to your net income and reinsurance receivables, which more than offset your policy liabilities. Please provide a more comprehensive explanation of the underlying causes and business trends that reduced your operating cash flows during 2010 in comparison to the increases in your operating cash flows in 2008 and 2009.

Contractual Obligations and Other Commitments, page 85

26. Please revise this table to include estimated payments related to your unpaid claims liability.

Industry, page 90

27. It is not appropriate to disclaim liability for statements included in the prospectus. Please delete the following statements:

"Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitation and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from sources cited herein.

Business, page 96

General

Payment Protection, page 100

28. On page 101, please explain how you adjust future commissions and/or retrospective commissions so that you receive the entire fee.

29. With respect to the retrospective commission arrangement on pages 101 and 102, please explain the following: The textual discussion of references a fee that is not shown in the graphical depiction. Is the premium that you receive a "pass through" from the consumer? Do you retain any risk of loss, similar to a reinsurance agreement?

30. We note that your top ten Payment Protection clients accounted for 48.6% and 46.3% of your Payment Protection net revenues for 2009 and 2008. If any one client accounted for more than 10% of your net revenues, please identify the client(s).

BPO, page 104

31. It appears that you are substantially dependent on your agreements with NUFIC. Please file the agreements as exhibits. Alternatively, provide us with a detailed analysis supporting your determination that you they are not required to be filed.

32. We note your statement that your agreements with NUFIC contain "provisions that would require us to pay penalties or provide the client the right to terminate the contract if we do not meet pre-agreed service level requirements." Please describe the service level requirements.

Insurance Companies and Ratings, page 115

33. Please expand your disclosure to include a discussion of the ranges of ratings issued by A.M. Best and the meaning and effect of the "B+++" rating to the operations of your insurance subsidiaries. Additionally, clarify that this is not an investment rating.

Regulation, page 116

34. Please further expand your disclosure to include a discussion of any local regulations specific to the operations and activities of your Turks and Caicos subsidiaries.

Executive and Director Compensation, page 133

Compensation Discussion and Analysis, page 133

35. We note your statement on page 136 that cash incentive awards for you named executive officers were tied to achievement of an adjusted EBITDA target and, for executive officers other than Mr. Kahlbaugh, achievement of individual annual performance objectives. Please expand your disclosure to include the following:
   - The individual annual performance objectives applicable to each named executive officer and used to determine their cash incentive award and how each objective was weighted, if applicable. To the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative.
   - How a pro rata portion of the award was determined if some, but not all, individual objectives were met.
   - The evaluation by the board of directors of the level of achievement by each named executive officer of the individual annual performance objectives applicable to them.
   - The percentage of base salary awarded and the weighting of such award between the corporate and individual achievement.
   - The factors that were considered by the board when it awarded bonuses above the amounts earned pursuant to the achievement of the adjusted EBITDA target and personal performance objectives.

Risk Review, page 138

36. We note your disclosure on page 138 of the process by which you evaluated the potential risks created by your compensation policies and awards and your conclusion that your compensation policies and procedures are not reasonably likely to have a material effect on you. Please provide us with an analysis supporting your determination that your compensation policies and practices do not present risks that are likely to have a material adverse effect on you or your business.

Underwriting, page 171

37. Please revise your disclosure to indicate whether the selling stockholders are parties to the underwriting agreement and/or whether their shares will be sold subject to the underwriting agreement. If the shares to be sold by the selling stockholders will not be sold by the underwriters pursuant to the underwriting agreement, please outline the plan of distribution for such shares.

Financial Statements

Note 2 – Summary of Significant Accounting Policies – Investments, page F- 11

38. You disclose that other-than-temporary impairments are assessed for equity securities
    when they experience market-related declines which are not reasonably expected to be
    recovered under historical market conditions when the security has been in a loss position
    for four consecutive quarters. You disclose on page F-23 that you had an unrealized loss
    of $154,000 on equity securities twelve months or greater at December 31, 2009 that
    approximates a 45% decline on your initial investment. The duration of the unrealized
    losses on your equity securities appears to be a strong indication that the losses are not
    temporary. The duration of the losses also appears inconsistent with your stated
    accounting policy since the equity securities appear to have been in a loss position for
    four consecutive quarters. Please tell us why you have not recognized other-than-
    temporary impairment on these securities and when you expect the prices on these
    securities to recover. Please also reference for us the authoritative accounting literature
    that you relied upon to support your accounting.

Change in Accountants, page 178

39. You have identified a material weakness in internal control, as well as errors in
    previously issued financial statements that required a restatement. As disclosed on page
    37, you lack adequate staffing in your financial reporting function, comprehensive
    documentation of your internal controls and the ability to test your internal control
    system. Please disclose your timetable for remediating these deficiencies and attaining
    compliance with the relevant provisions of the Sarbanes Oxley Act of 2002.

Consolidated Statement of Income, page F-4

40. As disclosed on page F-26, you have presented earned premiums and related claims and
    commission expense on a net basis under the caption, net underwriting revenue. Please
    revise to present these amounts on a gross basis in your consolidated statement of income
    in accordance with the requirements of Article 7 of Regulation S-X.

Item 16. Exhibits and Financial Statement Schedules

41. We note that the schedules and exhibits of Exhibit 10.6 do not appear to have been filed.
    Please note that agreements filed pursuant to Item 601(b)(10) of Regulation S-K must
    include all exhibits, appendices, schedules or other documents incorporated into the
    agreement. Please refile exhibit 10.6 with all exhibits, appendices and schedules.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and

all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3751 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Alexander D. Lynch, Esq.
        Weil, Gotshal & Manges LLP
        767 Fifth Avenue
        New York, NY 10153